

Mail Stop 3720

December 1, 2015

Mr. Allan Rimland
President and Chief Financial Officer
Adcare Health Systems, Inc.
1145 Hembree Road
Roswell, GA 30076

   Re: Adcare Health Systems, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed March 31, 2015
      File No. 001-33135

Dear Mr. Rimland:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Robert S. Littlepage, for

          Carlos Pacho
          Senior Assistant Chief Accountant
          AD Office 11 – Telecommunications